Cable One, Inc.
210 E Earll Drive
Phoenix, Arizona 85012

September 30, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street N.E.
Washington, D.C. 20549
Attention: Joseph Cascarano
Robert S. Littlepage

Re:	Cable One, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 23, 2024
Form 8-K
Filed August 1, 2024
File No. 001-36863

Gentlemen:

This letter is submitted on behalf of Cable One, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Todd Koetje dated August 30, 2024 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and the Company’s Current Report on Form 8-K filed on August 1, 2024. For reference purposes, the comments in the Comment Letter have been reproduced in italicized form below, with the Company’s responses set out below each comment.

Form 10-K for the Fiscal year Ended December 31, 2023
Note 6. Equity Investments, page F-21

1.	Please disclose why you do not consolidate Clearwave Fiber and advise us.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in ASC 810-10-15-10(a) and determined that Clearwave Fiber does not meet the criteria of a Variable Interest Entity (“VIE”) as defined in ASC 810-10-15-14(a) through (c) based on the following analysis:

We reviewed the characteristics of Clearwave Fiber in relation to the criteria of ASC 810-10-15-14(a) and noted the following:

Clearwave Fiber has sufficient equity at risk and the entity is not thinly capitalized. Clearwave Fiber was capitalized upon formation through a combination of fiber network and related assets contributed by Cable One and cash contributed from investors other than the Company. The capital contributed was determined to be equity investments that are at risk, and has been deemed to be sufficient to allow the entity to finance Clearwave Fiber’s operations without subordinated financial support. The units held by the third-party investors are subject to a specified preferred return but are also subject to total loss and therefore are included in Clearwave Fiber’s equity at risk. Clearwave Fiber obtained a floating-rate senior secured revolving credit facility at market terms, which did not qualitatively indicate that the equity at risk is insufficient. As such, the Company determined that the entity is not a VIE under this criterion.

 We reviewed the characteristics of Clearwave Fiber in relation to the criteria of ASC 810-10-15-14(b) and noted the following:

●
As a group, the Company and the other third-party investors deemed to be the holders of the equity at risk have the power to direct the activities of Clearwave Fiber. All major decisions of Clearwave Fiber require the consent of certain of the designees of the third-party investors on Clearwave Fiber’s Board of Managers (the “CWF Board”). The Company notes that there are no other parties, outside of the holders of the equity at risk, which have power over the entity’s most significant activities.

●	As a group, the equity at risk holders have the obligation to absorb expected losses of Clearwave Fiber.
●	As a group, the equity at risk holders have the right to receive residual returns of Clearwave Fiber.

Since Clearwave Fiber’s equity holders as a group have the characteristics of a controlling financial interest, the entity is not a VIE under this criterion.

We reviewed the characteristics of Clearwave Fiber in relation to the criteria of ASC 810-10-15-14(c) and noted the following:

●
The voting rights of the equity at risk holders are not proportional to their right to residual returns and obligations to absorb losses. The voting rights of each holder on matters presented to the CWF Board are roughly proportionate to the total units in Clearwave Fiber held by each holder. However, the units held by the third-party investors are subject to a specified preferred return in relation to the units held by the Company and therefore the third-party investors do not have the obligation to absorb the losses of Clearwave Fiber at the same proportion as their voting rights. In addition, certain decisions around the entity’s significant activities require the consent of certain of the designees of the third-party investors. In such instances, it will result in Cable One having disproportionately fewer voting rights when compared to the total units in Clearwave Fiber it holds.

●
Clearwave Fiber’s activities are conducted for the benefit of the equity at risk holders in proportion to their respective membership interests. While Cable One is a customer of Clearwave Fiber, such revenues are less than 10% of the entity’s total revenues. The entity is a separate standalone business that maintains its own assets and operations separate from Cable One. Accordingly, Clearwave Fiber’s economic activities do not involve (or are conducted on behalf of) Cable One.

Since Clearwave Fiber does not meet both conditions of non-substantive voting rights, the entity is not a VIE under this criterion.

As the Clearwave Fiber investment did not meet the criteria of a VIE within the VIE model, the Company then applied the consolidation guidance included in the voting interest model subsections of ASC 810-10-25-2 through ASC 810-10-25-14. Although the Company holds greater than 50% of the equity interest in Clearwave Fiber, the governance arrangements of Clearwave Fiber require certain of the designees of the other unit holders to consent to all significant decisions. Per ASC 810-10-25-11, these rights were determined to be substantive participating rights as they include a) selecting, terminating and setting the compensation of management responsible for implementing Clearwave Fiber’s policies and procedures and b) establishing operating and capital decisions of Clearwave Fiber, including budgets, in the ordinary course of business. The Company also considered ASC 810-10-25-13 in determining that the rights were substantive participating rights including a) there is not a significant disparity between the ownership interests of Cable One in relation to other unit holders (taken together) b) Cable One and other unit holders are not related parties and c) Cable One does not hold any contractual right to buy out the other unit holders at fair value or less. Since the Company concluded these rights were substantive participating rights, the presumption that the Company as the investor with the majority voting interest shall consolidate its investee is overcome. Therefore, the Company accounts for its investment in Clearwave Fiber under the equity method of accounting. It should also be noted that the items noted within the Company’s recently filed Form 8-K with respect to its Clearwave Fiber investment did not have any impact on this conclusion.

The Company will incorporate the additional underlined disclosure below within its equity investment footnote for Clearwave Fiber beginning with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2024:

“In January 2022, the Company contributed certain fiber operations, including certain fiber assets of  Hargray and a majority of the operations of Delta Communications, LLC, and certain unaffiliated third-party investors contributed cash to form a new joint venture, Clearwave Fiber LLC ("Clearwave Fiber"). The Company does not have a controlling financial interest and does not consolidate Clearwave Fiber for financial reporting purposes but accounts for its interest under the equity method of accounting as the entity’s governance arrangements require certain of the designees of the other unit holders to consent to all significant decisions.”

Note 8. Goodwill and Intangible Assets, page F-24

2.
Regarding your policies for testing your franchise agreements intangible assets for impairment, please tell us the basis for utilizing one unit of accounting for impairment testing rather than multiple units based on specific geographical areas in which you have obtained rights to operate. Refer to ASC 350-30-35-21 to 24.

Response:

The following is the Company’s analysis and application of the criteria in ASC 350-30-35-23 indicating that the Company’s franchise agreements intangible assets should be combined into a single unit of accounting for impairment testing purposes:

a)	The intangible assets were purchased in order to construct or enhance a single asset (that is, they will be used together).

The Company’s most important physical asset is its cable distribution system, or “network.” While franchise agreements are specific to individual states and municipalities and were acquired over time in connection with past business combinations, they must be utilized collectively in order for the Company to offer consistent services to existing and future customers across its entire service footprint through the use of its network. A portfolio of franchise agreements that allow the Company to serve a national customer base unlocks greater economies of scale, particularly as it relates to purchasing efficiencies (such as for video programming, customer premise equipment and billing services) and labor efficiencies (such as for network management and marketing), which enhances the collective value of its franchise agreements far above that of the sum of the individual agreements.

b)	Had the intangible assets been acquired in the same acquisition they would have been recorded as one asset.

With each of the Company’s past acquisitions, including with the NewWave, Fidelity and Hargray acquisitions, all franchise agreements held by the particular acquiree were combined into a single franchise agreements asset for purposes of calculating and assigning a fair value for the purchase price allocation and recording the asset within the Company’s books and records. Therefore, if all of the Company’s franchise agreements were acquired in a single acquisition, the Company would have combined all such franchise agreements into a single asset for valuation and accounting purposes, consistent with past practice.

c)
The intangible assets as a group represent the highest and best use of the assets (for example, they yield the highest price if sold as a group). This may be indicated if it is unlikely that a substantial portion of the assets would be sold separately or the sale of a substantial portion of the intangible assets individually would result in a significant reduction in the fair value of the remaining assets as a group.

The Company’s franchise agreements enable the operation of the Company’s multi-state network that is managed at the corporate level. A series of isolated, independent cable systems is far less valuable than a large, interconnected network spanning a vast geographic footprint (such as in a sale scenario) for several reasons, including: 1) bandwidth capacity and outages can be managed through the use of network traffic re-routing and load management; 2) operational cost synergies can be realized through the use of a centralized management system and the elimination of administrative redundancies; and 3) geographic diversification hedges against the possibility that an economic downturn or natural disaster in one part of the country would not catastrophically impact the network or business as a whole. As a result, we believe that the franchise agreements would yield the highest price if sold as a group. Therefore, the value of a large network is higher than the sum of its parts and accordingly, is its highest and best use at the consolidated level.

d)	The marketing or branding strategy provides evidence that the intangible assets are complementary, as that term is used in paragraph 805-20-55-18.

The Company is in the final stages of its multi-year phased effort of integrating and rebranding all previously acquired operations to its “Sparklight” branding, which includes not only transitioning certain markets to a new trade name and trademark, but also the implementation of complementary pricing and packaging to customers across the Company’s entire geographic footprint. Product offerings and marketing strategies are developed and managed by a centralized corporate team to provide consistent services and experiences to customers across the Company’s network. Thus, a complementary and collective portfolio of franchise agreements is critical to the enablement of such a unified, nationwide branding strategy.

The following is the Company’s analysis of the criteria in ASC 350-30-35-24 that, if present, would indicate intangible assets should not be combined into a single unit of accounting for impairment testing purposes:

a)	Each intangible asset generates cash flows independent of any other intangible asset (as would be the case for an intangible asset licensed to another entity for its exclusive use).

Individual cable systems generate revenues that are largely independent of other systems. However, most core expenditures, including for programming, equipment, customer service, network management and maintenance, billing, accounting and marketing, are made on a consolidated basis at the corporate level for all of the Company’s cable systems, producing significant cost savings through economies of scale and other operational efficiencies. Such centralized expenditures are not and/or cannot be recorded or allocated to any individual cable system to such a detailed degree to make sufficiently accurate system-level net cash flow information actionable. Therefore, although cash inflows can be traced to individual cable systems, expenses are primarily made on a consolidated basis, making independent system-level net cash flow determinations impracticable.

b)
If sold, each intangible asset would likely be sold separately. A past practice of selling similar assets separately is evidence indicating that combining assets as a single unit of accounting may not be appropriate.

The Company does not have the intent to sell franchise agreements separately because each franchise agreement is an integral component of the overall operation of the Company’s business. As evidence of this assessment, the Company has never separately sold a franchise agreement without the underlying operating assets, as such assets are a requirement for the legal operation of the Company’s cable business. Furthermore, as indicated in the response to the ASC 350-30-35-23 (c) criteria assessment, the highest and best use of the franchise agreement intangible assets is as a group.

c)	The entity has adopted or is considering a plan to dispose of one or more intangible assets separately.

The Company currently has no plans to separately dispose of any franchise agreements without the underlying operating assets.

d)	The intangible assets are used exclusively by different asset groups (see the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10).

The Company’s long-lived asset groups exist at the cable system level. Across the Company’s footprint, there are many instances where several cable systems rely on the same franchise agreement and many instances where a cable system relies on multiple franchise agreements. Therefore, assigning the Company’s franchise agreements to specific asset groups is impracticable.

e)
The economic or other factors that might limit the useful economic life of one of the intangible assets would not similarly limit the useful economic lives of other intangible assets combined in the unit of accounting.

All of the Company’s franchise agreements have been assigned an indefinite life for accounting purposes and are all economically similar in that they allow for the provision of cable services to a population within a defined geographic area for a designated period of time and provide for perpetual renewals at nominal cost. Given the similarity of such agreements, any potential economic factors that would limit the life of one franchise agreement would similarly limit all franchise agreements.

Based on the analysis above, and the totality of the facts and circumstances when considering ASC 350-30-35-21 to 24, the Company concluded that the highest and best use of the Company’s franchise agreements are as a single consolidated asset. Therefore, the Company correspondingly combines such assets into a single unit of accounting when performing its impairment assessments.

Form 8-K 2.02 filed August 1, 2024
Exhibit 99.1, page 8

3.
We note you use Adjusted EBITDA less Capital Expenditures to assess your financial performance. We also note that the EBITDA less Capital Expenditures measure results when you deduct specific investing cash outflows from a measure of adjusted income prepared on an accrual basis. As you appear to comingle cash and accrual basis of accounting, please explain how this measure does not substitute individually-tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company respectfully advises the Staff that the “capital expenditures” line item that is both 1) included within the investing activities section of the Company’s statement of cash flows and 2) deducted from Adjusted EBITDA to calculate Adjusted EBITDA less Capital Expenditures within the Company’s reconciliations of non-GAAP measures is prepared on an accrual basis of accounting. Within the investing activities section of the statement of cash flows, the Company has elected to separately present, on consecutive lines, “capital expenditures” as prepared on an accrual basis alongside the “change in accrued expenses related to capital expenditures.” Both of these lines are added together to arrive at cash paid for capital expenditures for purposes of determining net cash provided by (used in) investing activities.

If you should have any questions regarding the above, please contact Chris Arntzen at (480) 701-3641.

Sincerely,

/s/ Todd Koetje

Todd Koetje
Chief Financial Officer

cc:   Joseph D. Zavaglia, Cravath, Swaine & Moore LLP
Matthew L. Ploszek, Cravath, Swaine & Moore LLP